Dennis S. Dobson, Inc.

Dennis S. Dobson, CEO

Financial Public Relations

1522 Mill Plain Road

Fairfield, CT  06430

Global Financial Public Relations For Technology Companies

Telephone 203-255-7902

Fax 203-255-7961

 E-Mail Address-IR@radware.com

FOR IMMEDIATE RELEASE

Contact:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

RADWARE LTD.  ANNOUNCES RESULTS

* Quarterly revenues of $20.1 million

* GAAP loss per share $0.03, Non-GAAP EPS $0.02

Tel Aviv, Israel, July 24, 2006 — Radware (NASDAQ: RDWR), the leading provider of intelligent integrated solutions for ensuring the fast, reliable and secure delivery of networked and Web-enabled applications over IP, today reported its results for the second quarter of 2006. Revenues totaled $20.1 million, an increase of 15% compared with revenues of $17.5 million in the second quarter of 2005 and a slight increase compared with revenues of $20.0 million for the first quarter of 2006.

Net loss on a GAAP basis for the second quarter of 2006 was $0.6 million or $0.03 per diluted share, compared to income of $0.3 million or $0.02 per diluted share in the first quarter of 2006.

Net income excluding the effects of stock-based compensation expense for the second quarter of 2006 was $0.3 million or $0.02 per diluted share, compared with net income of $1.0 million or $0.05 per diluted share in the second quarter of 2005 and net income of $1.4 million or $0.07 per diluted share in the first quarter of 2006.

The Company continued to maintain positive operational cash flow. In the second quarter of 2006 the Company generated cash in the amount of $0.4 million. This led to a balance of $170.4 million in cash, short-term and long-term bank deposits and marketable securities.

 “During Q2 we continued to invest and align resources to improve sales performance and believe we are beginning to see the results of these efforts,” said Roy Zisapel, President and CEO at Radware. “Moving forward, we will continue our focus on driving revenues while maintaining our current level of operating expenses which we believe is sufficient to support our growth objectives.”

During the quarter ended June 30, 2006, Radware released the following significant announcements:

–

Digital Media Innovator Vizrea Selects Radware Application Delivery Solution for New Mobile Camera Phone Service

–

Regency Hospital Company Chooses Radware to Ensure Continuous, Secure Access to Medical Records and Patient Care Information

–

Radware Introduces Industry's Fastest Layer 7 Performance and Highest Port Density Application Delivery Platform

–

Radware's Announces New AS5 Application Switch Platform to Power AppDirector 6000 and DefensePro 6000

–

Oracle Certifies Radware Application Delivery Solution

Company management will host a quarterly investor conference call at 8:45 AM EDT on July 24, 2006. The call will focus on financial results for the quarter ended June 30, 2006, and certain other matters related to the Company’s business.

The conference call will be webcast on July 24, 2006 at 8:45 AM EDT in the “listen only” mode via the Internet at:

http://www.radware.com/content/company/investorrelations/default.asp

Please use the following dial-in numbers to participate in the second quarter 2006 call:

Participants in the U.S. Call: 1-800-230-1059 (Toll Free)

Participants outside the U.S. Call: 1-612-332-1025

About Radware

Radware (NASDAQ:RDWR) is the global leader in integrated application delivery solutions, assuring the full availability, maximum performance and complete security of all business critical networked applications while dramatically cutting operating and scaling costs. Over 3,000 enterprises and carriers worldwide use Radware application-smart switches to drive business productivity and improve profitability by adding critical application intelligence to their IP infrastructure, making networks more responsive to specific business processes. Radware's APSolute product family provides the most complete set of application front-end, remote access and security capabilities for application-smart networking to ensure faster, more reliable and secure business transactions. Learn more on how Radware application delivery solutions can enable you to get the most of your investments in IT infrastructure and people. www.radware.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching industry, changes in demand for Application Switching products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2005	June 30, 2006
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	56,263	38,657
Short-term bank deposits	10,195	-
Short-term marketable securities	60,443	81,729
Trade receivables, net	14,661	17,124
Other receivables and prepaid expenses	1,451	1,832
Inventories	5,254	6,869
	148,267	146,211
Long-term investments
Long-term bank deposit	9,458	9,192
Long-term marketable securities	28,134	40,867
Severance pay funds	2,178	2,521
	39,770	52,580

Property and equipment, net	5,968	6,847

Other assets
Intangible assets, net, long-term deferred taxes and other long-term assets	3,888	3,715
Goodwill	6,454	6,454
	10,342	10,169

Total assets	204,347	215,807

Current liabilities
Trade payables	5,329	5,927
Deferred revenues, other payables and accrued expenses	18,933	22,058
	24,262	27,985

Accrued severance pay	2,659	3,262

Total liabilities	26,921	31,247

Shareholders’ equity
Share capital	470	483
Additional paid-in capital	153,010	160,270
Accumulated other comprehensive loss	(404)	(316)
Deferred stock compensation	(67)	-
Retained earnings	24,417	24,123
Total shareholders’ equity	177,426	184,560
Total liabilities and shareholders' equity	204,347	215,807

Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended June 30, 2005	For the Three months ended June 30, 2006	For the Six months ended June 30, 2005	For the Six months ended June 30, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	17,507	20,058	37,528	40,104
Cost of revenues	3,491	3,876	7,046	7,741
Gross profit	14,016	16,182	30,482	32,363
Operating expenses:
Research and development, net	3,331	4,268	6,357	8,100
Sales and marketing	9,617	12,883	18,613	25,006
General and administrative	1,343	1,528	2,557	3,006
Total operating expenses	14,291	18,679	27,527	36,112
Operating income (loss)	(275)	(2,497)	2,955	(3,749)
Financial income, net	1,291	1,815	2,517	3,415
Income (loss) before income taxes	1,016	(682)	5,472	(334)
Income taxes	(16)	78	(71)	40
Net income (loss)	1,000	(604)	5,401	(294)

Basic net earnings (loss) per share	$ 0.05	$ (0.03)	$ 0.29	$ (0.02)
Weighted average number of shares used to compute basic net earnings (loss) per share	18,731,856	19,493,518	18,636,420	19,337,817

Diluted net earnings (loss) per share	$ 0.05	$ (0.03)	$ 0.27	$ (0.02)
Weighted average number of shares used to compute diluted net earnings (loss) per share	20,253,050	19,493,518	20,271,009	19,337,817

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended June 30, 2005	For the Three months ended June 30, 2006	For the Six months ended June 30, 2005	For the Six months ended June 30, 2006

GAAP Net income (loss)	1,000	(604)	5,401	(294)
Stock-based compensation expenses, included in:
Cost of revenues	-	17	-	37
Research and development, net	-	241	-	540
Sales and marketing	-	696	-	1,453
General and administrative	-	116	-	229
Income taxes	-	(117)	-	(233)
	-	953	-	2,026
Non-GAAP Net income	1,000	349	5,401	1,732

Non-GAAP Diluted net earnings per share	$ 0.05	$ 0.02	$ 0.27	$ 0.09
Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	20,253,050	19,891,804	20,271,009	20,054,493